N-8F-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940




THE MUNDER FRAMLINGTON FUNDS TRUST
Exact Name of Registrant NOTIFICATION OF ELECTION

	The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

	Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of
 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the State of Massachusetts on the 28th day of January 1997.

THE MUNDER FRAMLINGTON
FUNDS TRUST



By:	/s/ Teresa M.R. Hamlin
	Teresa M.R. Hamlin
	Assistant Secretary